Exhibit I

Seaspan Corporation Unit 2, 2nd Floor, Bupa Centre 141 Connaught Road West Hong Kong, China

c/o 2600 – 200 Granville Street Vancouver, BC Canada V6C 1S4 Tel: 604-638-2575 Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Closes $80 Million Public Offering of 8.20% Series G Cumulative Redeemable

Perpetual Preferred Shares

HONG KONG, CHINA, August 25, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that the sale of its previously announced public offering of 3,200,000 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares (the “Series G Preferred Shares”) closed today for gross proceeds of $80 million.

Seaspan intends to use the net proceeds of the offering for general corporate purposes, which may include funding acquisitions (which may include equity interests in Greater China Intermodal Investments LLC (“GCI”) or assets of GCI), funding capital expenditures on existing newbuild vessels and debt repayments.

ICBC International Securities Limited (“ICBC International”), a wholly owned subsidiary of the Industry and Commercial Bank of China Limited, acted as sole underwriter for the offering.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 117 containerships representing a total capacity of over 930,000 TEU, including 13 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:

SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares

SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s expected use of proceeds from the completed offering. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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